Exhibit 3.99

CERTIFICATE OF FORMATION OF CCCS HOLDINGS, LLC	State of Delaware Secretary of State Division of Corporations Delivered 07:35 PM 07/13/2006 FILED 07:07 PM 07/13/2006 SRV 060667475 - 4190067 FILE

The undersigned, an authorized natural person, for the purpose of forming a limited liability company, under the provisions and subject to the requirements of the Delaware Limited Liability Company Act, hereby certifies that:

1.          The name of the limited liability company is CCCS Holdings, LLC (the “Company”).

2.          The name and address of the registered agent and the registered office of the Company required to be maintained by Section 104 of the Delaware Limited Liability Company Act are National Registered Agents. Inc. — 160 Greentree Drive, Suite 101, Dover, Delaware 19904. County of Kent.

IN WITNESS WHEREOF, the undersigned has caused this Certificate of Formation to be duly executed as of this 13th day of July, 2006.

/s/ Kate Cregor
Kate Cregor, Authorized Person